FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: January 19, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

January 19, 2005

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton River’s Ian Telfer Wins Mining Award

Vancouver, BC– Wheaton River Minerals Ltd. (TSX: WRM, AMEX: WHT) is pleased to announce that Mr. Ian Telfer, Chairman and Chief Executive Officer of Wheaton River Minerals, has been awarded the prestigious Murray Pezim Award by the BC & Yukon Chamber of Mines for perseverance and success in financing mineral exploration.

Under Ian Telfer’s leadership, Wheaton River has raised US$450 million in equity, completed six major acquisitions and in fiscal 2004 produced approximately 600,000 ounces of gold equivalent at less than US$50 per ounce. Since his appointment as Chairman and CEO of Wheaton River Minerals in 2001, Mr. Telfer has taken the company from a market capitalization of less than $35 million to $2.3 billion, transforming Wheaton River into one of Canada’s most profitable mining companies.

“Ian Telfer is truly a visionary in BC’s mining sector,” said Michael Gray, President of the BCYCM. “His insight and leadership have helped make Vancouver one of the world’s leading mineral exploration and mining centres.”

The BC & Yukon Chamber of Mines is an association of over 2,700 members including individual geoscientists, prospectors, entrepreneurs, suppliers and mineral producers, who are directly or indirectly engaged in mineral exploration in British Columbia and elsewhere throughout the world. Through representative action, public outreach and education, the BCYCM promotes a healthy environment and business climate for the mineral exploration industry on behalf of its members. The BCYCM is regarded as the predominant voice of mineral exploration and related issues in the province. Please visit www.chamberofmines.bc.ca

Contact:

Julia Hasiwar

Director, Investor Relations

Wheaton River Minerals Ltd.

Telephone: (604) 696-3011

Fax: (604) 696-3001

Email: ir@wheatonriver.com

Website: www.wheatonriver.com